February 24, 2025

FILED VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Schwartz Investment Trust
File Nos. 811-07148; 33-51626

Ladies and Gentleman:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, we are filing preliminary copies of proxy materials, including a Shareholder Letter, Notice of Special Meeting, Proxy Statement, and Proxy Card to be furnished to shareholders of Schwartz Investment Trust, in connection with a Special Meeting of Shareholders scheduled to be held on April 24, 2025.

If you have any questions or comments concerning this filing, please telephone me at (513) 346-4181. My email address is bsanten@ultimusfundsolutions.com if you need to reach me by email.

Very truly yours,

/s/ Betsy Santen

Betsy Santen

Senior Paralegal

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com